
May 20, 2015

Via E-Mail
Jen-Hsun Huang
Chief Executive Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, CA 95050

> **Re:** **NVIDIA Corporation**
> **Form 10-K for the Fiscal Year Ended January 25, 2015**
> **Filed March 12, 2015**
> **File No. 000-23985**

Dear Mr. Huang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Sales and Marketing, page 7

1.   Please tell us (1) the name of your customer that accounted for 10% or more of your revenue and (2) that customer's relationship with you, if any. Also disclose this information in future filings as required by Regulation S-K Item 101(c)(1)(vii).

Patents, page 10

2.   We note your disclosure regarding patents expiring beginning in April 2015. Please provide us your analysis of the significance to your business of those patents that expire in your current fiscal year and in your next fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

3.   Please tell us, and clarify in future filings, the extent of your business derived from PCs. Please also ensure that, when you attribute developments to a specific market or type of product in your future filings, you make clear the significance of that market or product type to your business and the extent of any material change attributable to that market or product type. For example, if a future filing were to attribute increased revenue to gaming like you do on page 33, investors should be able to understand from appropriate disclosure in your filings (1) the significance of gaming to your business and (2) the extent to which the disclosed revenue change was related to gaming versus the other factors you describe.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Maher at 202-551-3184 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Eric C. Jensen, Esq.